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                               July 28, 2023

       Steve Carnes
       Chief Executive Officer
       GEMZ Corp. NV
       2180 N. Park Avenue, Suite 200
       Winter Park, FL 32789

                                                        Re: GEMZ Corp. NV
                                                            Offering Statement
on Form 1-A
                                                            Amendment filed
July 14, 2023
                                                            File No. 024-12239

       Dear Steve Carnes:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2023 letter.

       Amended Form 1-A filed July 14, 2023

       General

   1. We partially reissue comment 1. Please clearly disclose in the risk factor on page 4 that any securities
sold in this offering can be resold "only" through an effective resale registration statement
under the Securities Act of 1933 or an available exemption from registration.
   2. We partially reissue comment 2. Please revise the disclosure in the first risk factor on page 5 to further
elaborate upon:

                                                              when the OTC
Markets will consider removal of a company's shell risk designation and what factors
OTC Markets will consider in evaluating such requests;
 Steve Carnes
GEMZ Corp. NV
July 28, 2023
Page 2

             what constitutes a    shell risk    company for purposes of the
OTC Markets, including
           the financial and other characteristics of a shell company; and

             the implications of the OTC Markets    designation of the company
as a    shell risk
           company for investors who purchase shares in this offering, including being eligible for unsolicited quotes only.


       You may contact Mark Rakip at 202-551-3573 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameSteve Carnes
                                                           Division of
Corporation Finance
Comapany NameGEMZ Corp. NV
                                                           Office of Real
Estate & Construction
July 28, 2023 Page 2
cc:       Eric Newlan
FirstName LastName